SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Paul E. Rehm

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 404-1172

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,316,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,316,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,316,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,316,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,316,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,316,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,316,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,316,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,316,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is being filed on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc, a Delaware corporation (the “Issuer”).

This Amendment No. 3 hereby amends the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on July 15, 2020 (the “Initial Schedule 13D”), Amendment No. 1 (“Amendment No. 1”) filed by the Reporting Persons on August 28, 2020, and Amendment No. 2 (“Amendment No. 2”) filed by the Reporting Persons on October 1, 2020 (the Initial Schedule 13D, together with Amendment No. 1, Amendment No. 2, and this Amendment No. 3, this “Schedule 13D/A”). Except as specifically amended by this Amendment No. 3, the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

The Reporting Persons previously filed a Schedule 13G with respect to the Common Stock of the Issuer, as most recently amended with the Securities Exchange Commission on February 14, 2020, reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented by incorporation of the disclosure set forth in Item 5(c) of this Amendment No. 3.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by incorporation of the disclosure set forth in Item 5(c) of this Amendment No. 3.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(c) are hereby amended and restated as follows:

(a)       The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 138,256,925 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 14, 2020, as confirmed by the Issuer, plus 7,500,000 shares of Common Stock that would be issued upon the conversion of Series C Preferred Stock held by the Nantahala Investors, which additional shares of Common Stock are deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own the 7,816,876 shares of Common Stock held by the Nantahala Investors and the 7,500,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock, representing approximately 10.5% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to beneficially own the 15,316,876 shares of Common Stock beneficially owned by Nantahala, representing approximately 10.5% of the issued and outstanding shares of Common Stock of the Issuer.

(c)       On October 12, 2020, the Nantahala Investors received 2,144,765 shares of Common Stock from the Issuer as a dividend payment on shares of the Series C Preferred Stock.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack